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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 3


                                       TO

                                 SCHEDULE 13E-3

       RULE 13E-3 TRANSACTION STATEMENT (PURSUANT TO SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                      PIONEER HI-BRED INTERNATIONAL, INC.
                                (Name of Issuer)

             E. I. DU PONT DE NEMOURS AND COMPANY, PIONEER HI-BRED
                INTERNATIONAL, INC., DELTA ACQUISITION SUB, INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, PAR VALUE $1.00
                         (Title of Class of Securities)

                                   723686101
                     (CUSIP Number of Class of Securities)

            Roger W. Arrington                          William DeMeulenaere
         Associate General Counsel                        Corporate Counsel
   E. I. du Pont de Nemours and Company          Pioneer Hi-Bred International, Inc.
            1007 Market Street                           800 Capital Square
           Wilmington, DE 19898,                          400 Locust Street
              (302) 774-1000                           Des Moines, Iowa 50309
                                                           (515) 248-4820

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

    a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. / / The filing of a registration statement under the Securities Act of 1933.

    c.  / / A tender offer.

    d.  / / None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                      $7,615,313,533                                                 $1,523,063

* For purposes of calculating the filing fee only, the transaction value equals $7,615,313,533.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended, equals $1,523,063.

    / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the form or schedule and the date of its filing.

Amount Previously Paid: _______$1,523,063_______________________________________

Form or Registration No.: _______Schedule 14A___________________________________

Filing Party: _______Pioneer Hi-Bred International, Inc.________________________

Date Filed: _______July 1, 1999_________________________________________________

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Rule 13e-3 Transaction Statement (the "13e-3 Statement") of Pioneer Hi-Bred International, Inc., an Iowa corporation ("Pioneer" or "Company"), E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), and Delta Acquisition Sub, Inc., an Iowa corporation and a wholly owned subsidiary of DuPont ("DAC"), relates to an Agreement and Plan of Merger, dated as of March 15, 1999 (the "Merger Agreement"), among Pioneer, DuPont and DAC pursuant to which Pioneer will merge with and into DAC (the "Merger"), with the result being that Pioneer will become a wholly owned subsidiary of DuPont. The Merger Agreement and the Merger have already been approved by the boards of directors of the Company, DuPont and DAC. This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Act"). A copy of the Merger Agreement filed by the Company as Appendix A to the Company's Proxy Statement/Prospectus (the "Proxy Statement") which is filed as Exhibit (d) to this 13e-3 Statement.

    The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this 13e-3 Statement. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this 13e-3 Statement are qualified in their entirety by the information contained in the Proxy Statement.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)        The information set forth in the Proxy Statement under the caption "SUMMARY--The
           Companies" is incorporated herein by reference.

(b)        The information set forth in the Proxy Statement under the caption "DESCRIPTION
           OF PIONEER CAPITAL STOCK" is incorporated herein by reference.

(c-d)      The information set forth in the Proxy Statement under the caption "SUMMARY--
           Market Prices and Dividend Information" is incorporated herein by reference.

(e)        Not applicable.

(f)        The information set forth in the Proxy Statement under the caption "SPECIAL
           FACTORS--Background of the Merger" is incorporated herein by reference. DuPont purchased 164,445.86 shares of Pioneer voting preferred stock for an aggregate purchase price of $1.71 billion, representing approximately 16.7% of Pioneer's common equity and voting power at the time of the purchase. The shares were purchased at a per share common equivalent price, taking into account Pioneer's
           1998 three-for-one stock split of approximately $35 per share. Pioneer purchased, at approximately $31 per share, approximately 49.4 million shares of
           Pioneer's outstanding common stock (taking into account the stock split) through a Dutch auction self-tender.

    Set forth below is a list of purchases of Pioneer common stock by Pioneer since September 1, 1995 (the beginning of Pioneer's third full fiscal year preceding the date of this 13e-3 Statement):

                  PURCHASES OF PIONEER COMMON STOCK BY PIONEER

                                                                           RANGE
                                                                    --------------------
 FISCAL QUARTER(1)    AMOUNT OF SHARES    USD VALUE     AVG PRICE     HIGH        LOW
--------------------  ----------------  --------------  ----------  ---------  ---------
 FY1996       Q1
              Q2              57,300    $      947,905  $  16.5428  $  17.558  $  16.538
              Q3           2,046,900    $   36,386,515  $  17.7764  $  18.350  $  17.100
              Q4           1,342,500    $   24,459,838  $  18.2196  $  19.017  $  17.100
 FY1997       Q1
              Q2             747,000    $   16,620,450  $  22.2496  $  22.350  $  21.558
              Q3             360,000    $    8,197,438  $  22.7707  $  23.058  $  22.517
              Q4
 FY1998       Q1              64,383    $    1,985,143  $  30.8333  $  30.833  $  30.833
              Q2           1,639,800    $   56,150,445  $  34.2423  $  35.916  $  33.071
              Q3           2,835,500    $  100,218,001  $  35.3440  $  40.477  $  32.857
              Q4           2,028,100    $   73,509,700  $  36.2456  $  40.258  $  31.988
 FY1999       Q1             593,200    $   15,628,945  $  26.3468  $  30.420  $  24.830
              Q2             637,500    $   18,085,362  $  28.3692  $  30.300  $  27.410

    (1)Pioneer's fiscal year ends August 31. The fiscal quarters end November 30, February 28, May 31 and August 31.

ITEM 2. IDENTITY AND BACKGROUND.

    This 13e-3 Statement is filed jointly by Pioneer, the issuer of the securities which are the subject of the Rule 13e-3 transaction, DuPont and DAC. Each of Pioneer and DAC is a corporation organized under the laws of the state of Iowa. DuPont is a corporation organized under the laws of the state of Delaware. DuPont is an affiliate of Pioneer because of its ownership of 20% of shares of Pioneer common stock and because DuPont has designated members on the Pioneer board of directors. The principal business of Pioneer is the development and distribution of genetically enhanced seed stock for agricultural use. DuPont is a science company, delivering science-based solutions that make a difference in people's lives in food and nutrition; health care; apparel; home and construction; electronics; and transportation. DAC is a wholly owned subsidiary of DuPont that has been organized for the purpose of consummating the Merger and has no other business activities. The address of Pioneer is 800 Capital Square, 400 Locust Street, Des Moines, Iowa 50309. The address of DuPont and DAC is 1007 Market Street, Wilmington, Delaware 19898.

(a)-(d),(g) Set forth below is information regarding the directors and executive officers of
           Pioneer:

NAME                                                                  BACKGROUND
------------------------------------  ---------------------------------------------------------------------------

Peg Armstrong-Gustafson.............  Ms. Armstrong was elected to her present position as Vice President and
                                      Director, Worldwide Product Marketing in December 1997. She had served as
                                      Director, Worldwide Corn Product Marketing from 1993 to 1997.

Wayne L. Beck.......................  Mr. Beck was elected to his present position as Vice President, Supply
                                      Management, effective March 1993. Prior to that he served as Director of
                                      North American Seed Division-Production.

Nancy V. Bekavac ...................  Since July 1990, Ms. Bekavac has been President of Scripps College,
  (Director)                          Claremont, California. Ms. Bekavac is also a Director of Electro

NAME                                                                  BACKGROUND
------------------------------------  ---------------------------------------------------------------------------
                                      Rent Corp., Van Nuys, California (a computer and electronic test and measurement rental company).

Carrol D. Bolen.....................  Mr. Bolen was elected to his present position as Vice President effective
                                      January 1983. From 1995 to March 1998, Mr. Bolen served as Vice President and Director of Legal and Government Affairs. Mr. Bolen served as Director of the Company's Specialty Plant Products Division from September 1988 until 1994, when he was appointed Director of Business Development.

C. Robert Brenton ..................  Since 1990, Mr. Brenton has been Chairman of the Board of Brenton Banks,
  (Director)                          Inc., and is currently Chairman and a Director of Brenton Banks, Inc., Des
                                      Moines, Iowa.

Dr. Anthony J. Cavalieri............  Dr. Cavalieri was elected to his present position as Vice President effective March 1995, and serves as Director, Trait and Technology
                                      Development. From December 1990 to January 1994, Dr. Cavalieri was
                                      Director, Technology Support, and from January 1994 to March 1995 was
                                      Director, Trait and Technology Development.

Jack A. Cavanah.....................  Mr. Cavanah was elected to his present position as Vice President effective
                                      March 1991, and serves as Director, Product Characterization and
                                      Commercialization.

Jerry L. Chicoine ..................  Mr. Chicoine was elected to his present position as Executive Vice
  (Director)                          President and Chief Operating Officer effective September 1997. Mr.
                                      Chicoine was elected as a Director of Pioneer in March 1998 to fill the term of a Director who resigned in March 1998. Mr. Chicoine also has served as Corporate Secretary since March 1990. Mr. Chicoine served as Senior Vice
                                      President from March 1990 to September 1997 and as Chief Financial Officer
                                      from March 1990 to November 1997. Mr. Chicoine is a director of FBL
                                      Financial Group, Inc., Des Moines, Iowa (a financial services company) and a director of Edge Technologies, Inc., Ames, Iowa (a research based technology company).

Dwight G. Dollison..................  Mr. Dollison was elected to his present position as Vice President and
                                      Treasurer effective March 1995 and previously held the position of
                                      Treasurer from 1988 to 1995.

Thomas M. Hanigan...................  Mr. Hanigan was elected to his present position as Vice President-- Chief
                                      Information Officer in March 1999. Mr. Hanigan was first elected Vice
                                      President effective March 1995, and served as Director, Information
                                      Management. From July 1993 to March 1995, Mr. Hanigan was the Director of
                                      Information Management of the Company.

Brian G. Hart.......................  Mr. Hart was elected Chief Financial Officer in November 1997. Mr. Hart has
                                      been serving as Vice President since March 1995 and continues to serve in that position. Mr. Hart was Corporate Controller from September 1990 until
                                      November 1997.

Charles O. Holliday, Jr. ...........  Since October 1997, Mr. Holliday has served as President and Chief
  (Director)                          Executive Officer of DuPont. Since July 1997, he has served as a Director of DuPont. From October 1995 to October 1997, he served as Executive Vice
                                      President and member of the Office of the Chief

NAME                                                                  BACKGROUND
------------------------------------  ---------------------------------------------------------------------------
                                      Executive of DuPont. He also served as Chairman of DuPont Asia Pacific from
                                      1995 to 1997. He served as Senior Vice President of DuPont from 1992 to
                                      1995 and as President of DuPont Asia Pacific from 1990 to 1995. He also is a director of Analog Devices, Inc., Norwood, Massachusetts (an integrated circuit manufacturer). He is a member of The Business Council and the
                                      Business Roundtable and serves on the Chancellor's Advisory Council for
                                      Enhancement at the University of Tennessee and is a trustee of the
                                      Winterthur Museum and Gardens. Mr. Holliday was selected by DuPont to be nominated as one of its representatives on the Board of the Company.

James R. Houser.....................  Mr. Houser was elected to his present position as Vice President effective
                                      March 1995 and has served as Director, European Operations since November
                                      1997. In 1992, Mr. Houser was named Director of the Company's Microbial
                                      Genetics Division. From 1995 to November 1997, Mr. Houser served as
                                      Director of Nutrition and Industry Markets.

Fred S. Hubbell ....................  Since February 1, 1999, Mr. Hubbell has been a member of the Executive
  (Director)                          Committee of ING Financial Services International for ING Group (a global financial services company headquartered in Holland). From October 1997 to
                                      January 31, 1999, Mr. Hubbell was President and Chief Executive Officer of
                                      US Life and Annuity Operations for ING Group. From April 1993 to October
                                      1997, Mr. Hubbell served as Chairman of Equitable of Iowa Companies, Des
                                      Moines, Iowa (a life insurance and annuities company). Mr. Hubbell held the positions of Chief Executive Officer from April 1989 to October 1997 and
                                      President from May 1987 to October 1997 of Equitable of Iowa Companies. Mr.
                                      Hubbell is also a Director of The Macerich Company, Santa Monica,
                                      California (a shopping center REIT).

John D. James.......................  Mr. James was elected to his present position as Senior Vice President effective March 1994. Mr. James previously held the position of Vice
                                      President and Group Executive for the Company from March 1991 to March
                                      1994.

Dr. Herbert H. Jervis...............  Dr. Jervis joined Pioneer in November 1996, was elected to his present position as Vice President in May 1997 and also serves as Chief
                                      Intellectual Property Counsel. From 1990 to 1996, Dr. Jervis was Associate
                                      Patent Counsel at SmithKline Beecham Pharmaceuticals, Philadelphia,
                                      Pennsylvania.

Charles S. Johnson .................  Mr. Johnson was named Chairman of the Board of the Company in December
  (Director)                          1996. Mr. Johnson has served as President and Chief Executive Officer of
                                      Pioneer since September 1995. Mr. Johnson previously was President and
                                      Chief Operating Officer from March 1995 to September 1995. Mr. Johnson was
                                      Executive Vice President from March 1993 to March 1995. Since 1973, Mr.
                                      Johnson has served in an executive position with the Company. Mr. Johnson is also a Director of The Principal Financial Group (a financial services company) and Gaylord Container Corporation (a national

NAME                                                                  BACKGROUND
------------------------------------  ---------------------------------------------------------------------------
                                      manufacturer and distributor of brown paper and packaging products), both of Des Moines, Iowa.

Luiz Kaufmann ......................  Mr. Kaufmann is a consultant for private equity investments and is
  (Director)                          currently involved with the development of investment projects aimed at the acquisition of a controlling interest in companies with potential for substantial capital appreciation. From 1993 to April 1998, Mr. Kaufmann was the President and Chief Executive Officer of Aracruz Celulose S.A., Rio de
                                      Janeiro, Brazil (a pulp producer). From 1990 to 1993, he was the Executive
                                      Vice President and a member of the Board of Petropar S.A., Porto Alegre,
                                      Brazil (an investment holding company). Mr. Kaufmann is also a Director of
                                      Ferrovia Sul Atlantico, Curitiba, Brazil (a major railroad in southern
                                      Brazil) and Lojas Americanas, Rio de Janeiro, Brazil (a large retail company).

William F. Kirk ....................  Mr. Kirk is a Senior Vice President of DuPont. He was Vice President and
  (Director)                          General Manager of DuPont Agricultural Products from 1990 to November 1997.
                                      Mr. Kirk was selected by DuPont to be nominated as one of its representatives on the Board of the Company.

Mary A. McBride.....................  Ms. McBride was elected to her present position as Vice President,
                                      Worldwide Marketing in March 1991.

Dr. Richard L. McConnell............  Dr. McConnell was elected to his present position as Senior Vice President and Director, Research and Product Development in March 1994. From March
                                      1991 to March 1994, he held the position of Vice President, Director of
                                      North America Research.

Dr. F. Warren McFarlan .............  Dr. McFarlan is the Albert E. Gordon Professor of Business Administration,
  (Director)                          Senior Associate Dean and Director of External Relations, Harvard
                                      University Graduate School of Business Administration and has been tenured since 1973. Dr. McFarlan is a Director of Providian Financial Corporation,
                                      San Francisco, California (a credit card company) and Computer Sciences
                                      Corporation, Los Angeles, California (a computer system integration company).

Dr. James E. Miller.................  Dr. Miller was elected to his present position as Vice President in March
                                      1995 and has served as Director, Product Development since August 1997.
                                      From January 1994 to August 1997, Dr. Miller held the position of Director,
                                      Oilseeds and Field Crops Research. From February 1990 to January 1994, Dr.
                                      Miller held the position of Director, Soybean Research.

Paul E. Schickler...................  Mr. Schickler was elected to his present position as Vice President of the
                                      Company effective March 1995 and serves as Director, Administration (Human
                                      Resources, Learning and Development, Real Estate Management and Corporate
                                      Communications). From 1990 to March 1995, Mr. Schickler was Director of
                                      Finance for North American Operations.

Leon R. Shearer.....................  Mr. Shearer was elected to his present position as Vice President in August
                                      1997 and also serves as General Counsel. From 1987 to

NAME                                                                  BACKGROUND
------------------------------------  ---------------------------------------------------------------------------
                                      August 1997, Mr. Shearer was a practicing attorney and the managing partner of Shearer, Templer and Pingel, a law firm in West Des Moines, Iowa.

Duane A. Suess......................  Mr. Suess was elected to his present position as Corporate Controller in
                                      November 1997. From November 1993 to November 1997, Mr. Suess served as tax director.

Harold F. Thorne....................  Mr. Thorne was elected to his present position as Vice President of Pioneer in March 1995, and serves as Operations Director, Africa, Asia, Middle East and Pacific. From 1994 to 1995, Mr. Thorne was Director of Operations for
                                      Africa, Middle East, Asia and Pacific and also Director of Government
                                      Affairs. From 1988 to 1994, Mr. Thorne was Director of Business Development
                                      of the Company.

Thomas N. Urban ....................  Mr. Urban was elected Corporate Vice President in 1974; President of
  (Director)                          Pioneer in 1979; CEO and President in 1981; and Chairman, President and CEO
                                      in 1984. He remained Chairman of the Board, but relinquished his position as President and CEO in 1995 to become a Visiting Professor at Harvard
                                      University in the Graduate School of Business (1995-1997). Mr. Urban
                                      retired as Chairman of the Board on December 31, 1996. Mr. Urban is also a
                                      Director of Sigma Aldrich Corporation, St. Louis, Missouri (a research chemicals company) and PIC International Group PLC, London, England (the
                                      world's leading provider of genetically improved pigs used for breeding);
                                      Chairman of the Board of Trustees of the Carnegie Institution of
                                      Washington, Washington, D.C.; and member of the Board of Trustees of the
                                      FINE Foundation.

Dr. Virginia Walbot ................  Since 1989, Dr. Walbot has been a Professor at Stanford University,
  (Director)                          Department of Biological Sciences, Stanford, California.

H. Scott Wallace ...................  Mr. Wallace is the Director of Defender Legal Services, for the National
  (Director)                          Legal Aid and Defender Association, Washington, D.C. From 1992 to 1997, Mr.
                                      Wallace was a criminal justice and government relations consultant. From
                                      1985 to 1992, Mr. Wallace was Legislative Director, National Association of
                                      Criminal Defense Lawyers, Washington, D.C.

John T. Watson......................  Mr. Watson was elected to his present position as Vice President of Pioneer in March 1991, and serves as Assistant Operations Director, Africa, Middle
                                      East, Asia and Pacific.

Fred W. Weitz ......................  Since 1995, Mr. Weitz has been the President of Essex Meadows, Inc., Des
  (Director)                          Moines, Iowa (an operator of proprietary retirement communities and owner of commercial real estate). From 1964 to 1995, Mr. Weitz was the President of The Weitz Corporation, Des Moines, Iowa (a building construction and real estate development company). Mr. Weitz is also a Director of The
                                      Principal Financial Group (a financial services company), Wilian Holding
                                      Company (parent company of Economy Forms Corp., a manufacturer of concrete forms) and Access Air Holdings, Inc. (a holding company of an airline) all of Des Moines, Iowa.

NAME                                                                  BACKGROUND
------------------------------------  ---------------------------------------------------------------------------
Robert K. Wichmann..................  Mr. Wichmann was elected to his present position as Vice President, North
                                      American Seed Sales in March 1986.

Herman H.F. Wijffels ...............  Since March 1999, Dr. Wijffels has been President of the Netherlands Social
  (Director)                          and Economic Council, The Hague, The Netherlands (the advisory body to the
                                      Dutch government in matters of National and International Social and
                                      Economic policy). From 1986 to March 1999, Dr. Wijffels was Chairman of the
                                      Executive Board of Rabobank Nederland, The Netherlands (a cooperative banking organization doing business internationally). Dr. Wijffels is also
                                      Chairman of DSM NV (a chemical company) and a director of Hollandsche Beton
                                      Groep NV (a construction company), both from The Netherlands.

    The business address for each of the executive officers and directors of Pioneer listed above is c/o Pioneer Hi-Bred International, Inc. at the address listed above.

    Set forth below is information regarding the directors and executive officers of DuPont:

NAME                                                                  BACKGROUND
------------------------------------  ---------------------------------------------------------------------------

Curtis J. Crawford .................  Mr. Crawford is President and Chief Executive Officer of ZiLOG, Inc., a
  (Director)                          producer of application specific standard products in the semiconductor industry. From 1995 to January 1998, Mr. Crawford was group president,
                                      Microelectronics Group, Lucent Technologies, Inc. and also served as president, Intellectual Property Division, from October 1997. From 1993 to
                                      1995, he was president of AT&T Microelectronics, a business unit of AT&T
                                      Corporation. Mr. Crawford is a director of ITT Industries, Inc., and ZiLOG,
                                      Inc.

Louisa C. Duemling .................  Mrs. Duemling is a member of the board of governors of the Nature
  (Director)                          Conservancy and the board of trustees of the Chesapeake Bay Foundation.

Edward B. du Pont ..................  Mr. du Pont was Chairman of Atlantic Aviation Corporation, the principal
  (Director)                          business of which is the charter, completion, storage, operation and maintenance of aircraft. He serves as a director of Wilmington Trust
                                      Corporation, a trustee of Christian Care Corporation and the University of
                                      Delaware, President and a trustee of Eleutherian Mills-Hagley Foundation, and Vice President and a trustee of Longwood Foundation, Inc.

Richard R. Goodmanson...............  Since May 1999, Mr. Goodmanson has been an Executive Vice President and a
                                      Chief Operating Officer of DuPont. From 1996 to April 1999, he was
                                      President and Chief Executive Officer of America West Airlines. From 1992
                                      to 1996, he was Senior Vice President of Operations for Frito-Lay Inc.
                                      (division of PepsiCo).

Charles O. Holliday, Jr. ...........  Mr. Holliday is presently the Chairman of the DuPont Board. Since October
  (Director)                          1997, Mr. Holliday has served as President and Chief Executive Officer of
                                      DuPont. Since July 1997, he has served as a director of DuPont. From
                                      October 1995 to October 1997, he served as Executive Vice President and member of the Office of the Chief Executive of DuPont. He also served as
                                      Chairman of DuPont Asia

NAME                                                                  BACKGROUND
------------------------------------  ---------------------------------------------------------------------------
                                      Pacific from 1995 to 1997. He served as Senior Vice President of DuPont from 1992 to 1995 and as President of DuPont Asia-Pacific from 1990 to
                                      1995. He also is a director of Analog Devices, Inc., Norwood, Massachusetts
                                      (an integrated circuit manufacturer). He is a member of The Business
                                      Council and the Business Roundtable and serves on the Chancellor's Advisory
                                      Council for Enhancement at the University of Tennessee and is a trustee of the Winterthur Museum and Gardens.

Lois D. Juliber ....................  Ms. Juliber is Executive Vice President and Chief of Operations, Developed
  (Director)                          Markets, Colgate-Palmolive Company, the principal business of which is the production and marketing of consumer products. She formerly served as
                                      President, Colgate-Palmolive North America and Chief Technological Officer
                                      of Colgate-Palmolive. Ms. Juliber is a member of the board of trustees of
                                      Wellesley College and the Brookdale Foundation.

Kurt M. Landgraf....................  Since May 1999, Mr. Landgraf has been a Chief Operating Officer of DuPont.
                                      Since September 1997, he has been an Executive Vice President of DuPont.
                                      Mr. Landgraf is also Chairman of DuPont Europe and Chairman and CEO of
                                      DuPont Pharmaceuticals Company. From December 1996 to October 1997, he was
                                      Chief Financial Officer of DuPont. From 1993 to December 1996, he was
                                      President and Chief Executive Officer of DuPont Merck Pharmaceutical
                                      Company.

Goran Lindahl ......................  Mr. Lindahl has been a director of DuPont since July 28, 1999.
  (Director)

Joseph A. Miller, Jr................  Since 1996, Mr. Miller has been Chief Science and Technology Officer of
                                      DuPont. Since 1994, he has been a Senior Vice President of DuPont.

Stacey J. Mobley....................  Since May 1999, Mr. Mobley has been Chief Administrative Officer of DuPont.
                                      Since May 1992, he has been a Senior Vice President of DuPont.

Gary M. Pfeiffer....................  Since October 1997, Mr. Pfeiffer has been a Senior Vice President and Chief
                                      Financial Officer of DuPont. From April 1994 to October 1997, he was Vice
                                      President and General Manager, DuPont Nylon-North America.

Dennis H. Reilley...................  Since May 1999, Mr. Reilley has been an Executive Vice President and a
                                      Chief Operating Officer of DuPont. From November 1997 to May 1999 he was a
                                      Senior Vice President of DuPont. From July 1996 to November 1997, he was
                                      Vice President and General Manager of
                                      Lycra-Registered Trademark-/Tetrathane-Registered Trademark-. From October
                                      1995 to July 1996, he was Vice President and General Manager of Specialty
                                      Chemicals. From September 1991 to October 1995, he was Vice President and
                                      General Manager of DuPont White Pigment and Mineral Products.

William K. Reilly ..................  Mr. Reilly is President and Chief Executive Officer of Aqua International
  (Director)                          Partners, L.P., which finances water supply and wastewater treatment in developing countries. He formerly served as administrator of the United
                                      States Environmental Protection

NAME                                                                  BACKGROUND
------------------------------------  ---------------------------------------------------------------------------
                                      Agency, the Payne visiting professor at the Institute for International
                                      Studies at Stanford University and President of World Wildlife Fund and The
                                      Conservation Foundation. Mr. Reilly is a director of Conoco, Inc.,
                                      Evergreen Holdings, Inc., and Royal Carribean International and a trustee of The National Geographic Society, Presidio Trust and World Wildlife Fund.
                                      He also serves on the board of Yale University Corporation and is Chairman of American Farmland Trust and the Environmental Education and Training
                                      Institute of North America.

Howard J. Rudge.....................  Since March 1994, Mr. Rudge has been a DuPont Senior Vice President and
                                      General Counsel.

H. Rodney Sharp, III ...............  Mr. Sharp is President of the Board of Trustees of Longwood Foundation,
  (Director)                          Inc., and a director of Wilmington Trust Corporation. He is a trustee of
                                      St. Augustine's College (Raleigh, North Carolina) and a trustee and director of Christina Care Corporation. Mr. Sharp also serves as treasurer and a director of Planned Parenthood of Delaware and a director of First
                                      Call for Help, Inc., and the YMCA of Delaware.

Charles M. Vest ....................  Mr. Vest is President of the Massachusetts Institute of Technology. He is a
  (Director)                          former provost and Vice President of Academic Affairs and dean of
                                      Engineering of the University of Michigan. Mr. Vest is a director of
                                      International Business Machines Corporation, a fellow of the American
                                      Association for the Advancement of Science, and a member of the National
                                      Academy of Engineering and the President's Committee of Advisors on Science
                                      and Technology. He is vice chair of the Council on Competiveness.

Sanford I. Weill ...................  Mr. Weill has been Chairman and co-Chief Executive Officer of Citigroup
  (Director)                          Inc., a diversified financial services company since October 1998. He formerly served as Chairman and Chief Executive Officer of Travelers Group.
                                      He is a director of AT&T Corporation and Citigroup Inc., and a member of
                                      The Business Council and The Business Roundtable. He also serves as
                                      Chairman of the board of trustees of Carnegie Hall and Chairman of the board of overseers of the Joan and Sanford I. Weill Medical College and
                                      Graduate School of Medical Sciences of Cornell University.

Edgar S. Woolard, Jr. ..............  Mr. Woolard served as a Chairman of the Board, Chief Executive Officer,
  (Director)                          President and Chief Operating Officer, Vice Chairman and Executive Vice
                                      President. He is Chairman of the Board of Conoco, Inc., a director of Apple
                                      Computer, Inc., and Citigroup Inc. and a Member of The Business Council. He
                                      also serves as a trustee of Protestant Episcopal Theological Seminary and the Winterthur Museum and Gardens.

    The business address for each of the executive officers and directors of DuPont listed above is c/o E. I. du Pont de Nemours and Company at the address listed above.

(e)-(f)    None of Pioneer, DuPont, DAC, their executive officers, directors or controlling persons has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of these laws.

(g)        Each director and executive officer of Pioneer, DuPont and DAC is a citizen of the United States, except Luiz Kaufmann, a director of Pioneer, is a citizen of
           Brazil, and Herman H.F. Wijffels, a director of Pioneer, is a citizen of The
           Netherlands.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)(1)(2)  The information set forth in the Proxy Statement under the captions "QUESTIONS
           AND ANSWERS ABOUT THE MERGER" and "SPECIAL FACTORS--Background of the Merger" is
           incorporated herein by reference.

(b)        None

ITEM 4. TERMS OF THE TRANSACTION.

(a)        The information set forth in the Proxy Statement under the captions "MERGER
           CONSIDERATION," "SPECIAL FACTORS--Background of the Merger" and "THE MERGER
           AGREEMENT" is incorporated herein by reference.

(b)        The information set forth in the Proxy Statement under the caption "SUMMARY--
           Interests of Members of Pioneer's Board of Directors and Management in the
           Merger" and "SPECIAL FACTORS--Interests of Members of Pioneer's Board of
           Directors and Management in the Merger" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)(b),(e) The information set forth in the Proxy Statement under the captions "SPECIAL
           FACTORS--Plans for Pioneer After the Merger" and "SPECIAL FACTORS-- Background
           of the Merger".

(c)-(d)    As a result of the transactions described herein, the current board of directors of Pioneer will be replaced by designees of DuPont and Pioneer will cease issuing dividends to Pioneer shareholders effective as of the closing of the merger.

(f)        The registration under section 12(g)(4) of the Exchange Act of 1934 of the shares of Pioneer common stock, par value $1.00, will be terminated upon completion of the merger because Pioneer will become a wholly owned subsidiary of DuPont. In addition, the shares of Pioneer common stock that are currently listed on the New York Stock Exchange will be delisted immediately following the merger.

(g)        DuPont is currently reviewing the terms of Pioneer's 5 3/4% Senior Notes due
           January 15, 2009 with respect to financial reporting obligations after the effective time of the merger. Pioneer provides reports to holders of these
           Senior Notes pursuant to agreements relating to the Senior Notes.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)        The information set forth in the Proxy Statement under the caption "MERGER
           FINANCING" is incorporated herein by reference.

(b)        The information set forth in the Proxy Statement under the caption "MERGER
           FINANCING" is incorporated herein by reference.

(c)(d)     The information set forth in the Proxy Statement under the caption "MERGER
           FINANCING" is incorporated herein by reference. No arrangements with respect to the financing or repayment of any debt financing that may be incurred in connection with the transaction have been made.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

(a)-(c)    The information set forth in the Proxy Statement under the captions "QUESTIONS
           AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Reasons for the Merger;
           Recommendation of the Board of Directors," and "SPECIAL FACTORS--Background of
           the Merger" is incorporated herein by reference.

(d)        The information set forth in the Proxy Statement under the captions "SUMMARY--
           Federal Income Tax Consequences," "SPECIAL FACTORS--Certain Effects of the
           Merger; New York Stock Exchange Delisting; Operations of Pioneer after the
           Merger" and "SPECIAL FACTORS--U.S. Federal Income Tax Consequences" is
           incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)        The information set forth in the Proxy Statement under the captions "SPECIAL
           FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for the Merger;
           Recommendation of the Board of Directors," "SPECIAL FACTORS--Position of DuPont
           Regarding Fairness," and "SPECIAL FACTORS--Purpose and Structure for the Merger"
           is incorporated herein by reference.

(b)        The information set forth in the Proxy Statement under the captions "SUMMARY--
           Opinion of Financial Advisor for Pioneer," "SPECIAL FACTORS--Reasons for the
           Merger; Recommendation of the Board of Directors," "SPECIAL FACTORS--Position of
           DuPont Regarding Fairness," "SPECIAL FACTORS--Opinion of Financial Advisor for
           Pioneer," and "SPECIAL FACTORS--Opinions of Financial Advisors for DuPont" is
           incorporated herein by reference.

(c)        The transaction is structured to require approval of the holders of shares of
           Pioneer common stock representing a majority of the outstanding votes of the shareholders. It is not structured to require approval from the unaffiliated security holders.

(d)        The outside directors did not retain an unaffiliated representative to act on the behalf of the unaffiliated security holders.

(e)        The information set forth in the Proxy Statement under the captions "SPECIAL
           FACTORS--Background of the Merger" and "SPECIAL FACTORS--Reasons for the Merger;
           Recommendation of the Board of Directors" is incorporated herein by reference.

(f)        Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

(a)-(b)    The DuPont board of directors received opinions from its financial advisors,
           Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., two
           leading investment banking firms. In addition, such firms provided written presentations to the DuPont board of directors relating to their respective opinions. The Pioneer board of directors received an opinion from its financial advisors, Lazard Freres, a leading investment banking firm. In addition, Lazard
           Freres provided a written presentation to the Pioneer board of directors relating to its opinion. The information set forth in the Proxy Statement under the captions "SUMMARY--Opinion of Financial Advisor for Pioneer," "SPECIAL
           FACTORS--Background of the Merger," "SPECIAL FACTORS--Opinion of Financial
           Advisor for Pioneer," and "SPECIAL FACTORS--Opinions of Financial Advisors for
           DuPont" is incorporated herein by reference.

(c)        The Lazard Freres Opinion, dated March 14, 1999, and written presentation materials are available for inspection and copying at the offices of Pioneer at
           400 Locust Street, 800 Capital Square, Des Moines, Iowa 50309 during regular business hours by any interested Pioneer Shareholder or his representative who has been so designated in writing. The Salomon Smith Barney Inc. Opinion dated
           March 15, 1999 and written presentation materials and the Credit Suisse First
           Boston Corporation Opinion dated March 15, 1999 and written presentation materials are available for inspection and copying at the offices of DuPont at
           1007 Market Street, Wilmington DE 19898, during regular business hours and by any interested Pioneer shareholder or by his representative who has been so designated in writing. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Opinions of Financial Advisors to DuPont" is
           incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER


(a)        The information set forth in the Proxy Statement under the caption "SPECIAL
           FACTORS--Interests of Members of Pioneer's Board of Directors and Management in
           the Merger" is incorporated herein by reference. Dupont currently owns
           49,333,758 shares of Pioneer common stock representing approximately 20% of the equity of Pioneer. Charles O. Holliday, Jr., Chairman of the DuPont Board and
           President and Chief Executive Officer of DuPont, beneficially owns 300 shares of
           Pioneer common stock.

(b)        Set forth below is a list of transactions in the class of equity securities of
           Pioneer effected by officers and directors of Pioneer during the past 60 days.
           Each of these transactions is a purchase of Pioneer common stock, either through
           Pioneer's dividend reinvestment plan or through Pioneer's 401(k) plan, as indicated below.


                OFFICER STOCK PURCHASES 6/15/99 THROUGH 8/15/99

                                                                        NO. OF
NAME                                                       DATE         SHARES     PRICE/SHARE  TRANSACTION TYPE
------------------------------------------------------  -----------  ------------  -----------  -----------------

Beck, Wayne L.........................................    7/14/1988      37.6690    $   38.94          DRP
                                                          7/14/1999      80.8820    $   38.94          DRP
    Total.............................................                  118.5510

Cavanah, Jack.........................................    7/14/1999     215.0530    $   38.94          DRP
                                                          7/14/1999      66.4390    $   38.94          DRP
                                                          7/14/1999     100.2660    $   38.94     DRP(Indirect)
    Total.............................................                  381.7580

                                                                        NO. OF
NAME                                                       DATE         SHARES     PRICE/SHARE  TRANSACTION TYPE
------------------------------------------------------  -----------  ------------  -----------  -----------------
Chicoine, G.L. (Jerry)................................    6/30/1999       0.2400    $   38.94       DRP-401k
                                                           7/9/1999      23.4757    $   38.94          DRP
    Total.............................................                   23.7157

Hanigan, Thomas M.....................................    7/12/1999      13.7100    $   38.88          DRP
                                                          7/14/1999      64.7050    $   38.94          DRP
                                                          7/14/1999      58.3720    $   38.94          DRP
    Total.............................................                  136.7870

Hart, Brian G.........................................    7/14/1999       0.4140    $   38.94          DRP
                                                          7/14/1999      68.7020    $   38.94          DRP
    Total.............................................                   69.1160

Houser, James R.......................................    7/14/1999       8.0680    $   38.94          DRP
                                                          7/14/1999      66.1310    $   38.94          DRP
    Total.............................................                   74.1990

Miller, Dr. James E...................................     7/9/1999       0.7440    $   38.94          DRP
                                                           7/9/1999       2.5682    $   38.94         ESPP
                                                          7/14/1999      10.4960    $   38.94          DRP
                                                          7/14/1999      58.2410    $   38.94          DRP
    Total.............................................                   72.0492

Schickler, Paul E.....................................    6/30/1999      11.2360    $   38.94         401k
                                                          6/30/1999       0.1480    $   38.94       DRP-401k
                                                          7/14/1999       65.183    $   38.94          DRP
                                                          7/14/1999       8.5230    $   38.94          DRP
                                                          7/14/1999       0.8020    $   38.94     DRP(indirect)
    Total.............................................                    85.892

Shearer, Leon R.                                          6/30/1999       1.9070    $   38.94       DRP-401k
    Total.............................................                    1.9070
        TOTAL.........................................                  963.9749

No sales by Officers


                DIRECTOR STOCK PURCHASES 6/15/99 THROUGH 8/15/99

                                                                        NO. OF
NAME                                                       DATE         SHARES     PRICE/SHARE  TRANSACTION TYPE
------------------------------------------------------  -----------  ------------  -----------  -----------------

Bekavac, Nancy Y......................................     7/9/1999       7.7690    $   38.94          DRP
    Total.............................................                    7.7690

Brenton, C. Robert....................................    7/14/1999       2.1460    $   38.94          DRP
                                                          7/14/1999       0.8320    $   38.94          DRP
    Total.............................................                    2.9780

Hubbell, Fred S.......................................     7/9/1999      16.1302    $   38.94          DRP
                                                          7/14/1999       3.3490    $   38.94          DRP
                                                          7/14/1999       0.8160    $   38.94          DRP
    Total.............................................                   20.2952

Kaufmann, Luis........................................     7/9/1999       1.5995    $   38.94          DRP
                                                          7/14/1999       8.4340    $   38.94          DRP
                                                          7/14/1999       3.4050    $   38.94          DRP
    Total.............................................                   13.4385

                                                                        NO. OF
NAME                                                       DATE         SHARES     PRICE/SHARE  TRANSACTION TYPE
------------------------------------------------------  -----------  ------------  -----------  -----------------
McFarlan, F. Warren...................................    7/14/1999       0.7670    $   38.94          DRP
                                                          7/14/1999       3.3490    $   38.94          DRP
    Total.............................................                    4.1160

Walbot, Virginia......................................     7/9/1999       5.1919    $   38.94          DRP
                                                          7/14/1999       4.1740    $   38.94          DRP
                                                          7/14/1999       1.7900    $   38.94          DRP
    Total.............................................                   11.1559

Wijffels, Herman......................................     7/9/1999       2.6516    $   38.94          DRP
                                                          7/14/1999       4.0800    $   38.94          DRP
                                                          7/14/1999       3.2810    $   38.94          DRP
    Total.............................................                   10.2126
        TOTAL.........................................                   69.7652

No sales by Directors during period

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

           The information set forth in the Proxy Statement under the captions "THE MERGER
           AGREEMENT" and "SPECIAL FACTORS--Background of the Merger" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

(a)        The information set forth in the Proxy Statement under the captions
           "SUMMARY--Votes Required; Record Date for Voting" and "SPECIAL FACTORS--Interest
           of Members of Pioneer Board of Directors and Management in the Merger" is
           incorporated herein by reference.

(b)        The information set forth in the Proxy Statement under the caption "SPECIAL
           FACTORS--Reasons for the Merger; Recommendation of the Board of Directors" is
           incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

(a)        The information set forth in the Proxy Statement under the captions "COMPARATIVE
           RIGHTS OF SHAREHOLDERS--Appraisal Rights of Dissenting Shareholders" and
           Appendix F is incorporated herein by reference.

(b)-(c)    Not applicable.

ITEM 14. FINANCIAL INFORMATION

(a)        The information set forth in Pioneer's Annual Report on Form 10-K, as amended, for the fiscal year ended August 31, 1998 and in Pioneer's Quarterly Report on
           Form 10-Q dated as of June 30, 1999 is incorporated herein by reference.

(b)        Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

(a)        None.

(b)        The information set forth in the Proxy Statement under the caption "THE SPECIAL
           MEETING--Solicitation of Proxies" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION

           The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS


(a)        None.

(b)        Opinion of Lazard Freres & Co., LLC (incorporated herein by reference to
           Appendix B to the Proxy Statement).*

           Opinion of Credit Suisse First Boston Corporation (incorporated by reference to
           Appendix C to the Proxy Statement).*

           Opinion of Salomon Smith Barney Inc. (incorporated by reference to Appendix D to the Proxy Statement).*

           Written Board Presentation Materials prepared by Lazard Freres & Co., LLC.*

           Written Board Presentation Materials prepared by Credit Suisse First Boston
           Corporation.*

           Written Board Presentation Materials prepared by Salomon Smith Barney Inc.*

(c)        Agreement and Plan of Merger, dated as of March 15, 1999, by and among Pioneer,
           DuPont and DAC (incorporated herein by reference to Appendix A to the Proxy
           Statement).
           Letter Agreement, dated as of August 16, 1999, by and among Pioneer, DuPont and
           DAC effecting amendments to the Agreement and Plan of Merger (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)        Preliminary Copy of Letter to Shareholders.*

           Preliminary Copy of Notice of Special Meeting.*

           Preliminary Proxy Statement (filed by Pioneer, DuPont and DAC on July 2, 1999).*
           Amended Copy of Letter to Shareholders.*
           Amended Copy of Notice of Special Meeting.*
           Amendment No. 1 to Preliminary Proxy Statement (filed by Pioneer, DuPont and DAC on August 17, 1999).*
           Amended Copy of Letter to Shareholders.
           Amended Copy of Notice of Special Meeting.
           Amendment No. 2 to Proxy Statement.

(e)        The appraisal rights of dissenting shareholders under Iowa law (incorporated herein by reference to Appendix F to the Proxy Statement.)

(f)        Not applicable.


------------------------

*Previously filed.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                PIONEER HI-BRED INTERNATIONAL, INC.

                                By: /s/ Brian Hart
                                     Name: Brian Hart
                                     Title:  Chief Financial Officer

                                E. I. DU PONT DE NEMOURS AND COMPANY

                                By: /s/ Gary Pfeiffer
                                     Name: Gary Pfeiffer
                                     Title:  Chief Financial Officer

                                DELTA ACQUISITION SUB, INC.

                                By: /s/ Gary Pfeiffer
                                     Name: Gary Pfeiffer
                                     Title:  President

August 30, 1999

                                 EXHIBIT INDEX


99.17(b)(1)    Opinion of Lazard Freres & Co., LLC (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).*
       (2)     Opinion of Credit Suisse First Boston Corporation (included as Appendix C to the preliminary Proxy
               Statement, which is filed herewith as Exhibit 99.17(d)(3)).*
       (3)     Opinion of Salomon Smith Barney Inc. (included as Appendix D to the preliminary Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).*
       (4)     Written Board Presentation Materials prepared by Lazard Freres & Co., LLC.*
       (5)     Written Board Presentation Materials prepared by Credit Suisse First Boston Corporation.*
       (6)     Written Board Presentation Materials prepared by Salomon Smith Barney.*

99.17(c)(1)    Agreement and Plan of Merger, dated as of March 15, 1999, by and among Pioneer, DuPont and DAC
               (included as Appendix A to the Preliminary Proxy Statement, which is filed herewith as Exhibit
               99.17(d)(3)).

       (2)     Letter Agreement, dated as of August 16, 1999, by and among Pioneer, DuPont and DAC effecting amendments to the Agreement and Plan of Merger (incorporated herein by reference to Appendix A to the Amendment No. 1 to the Preliminary Proxy Statement, which is filed herewith as Exhibit
               99.17(d)(6)).

99.17(d)(1)    Preliminary Copy of Letter to Shareholders.*

99.17(d)(2)    Preliminary Copy of Notice of Special Meeting.*

99.17(d)(3)    Preliminary Proxy Statement.*

99.17(d)(4)    Amended Copy of Letter to Shareholders.*

99.17(d)(5)    Amended Copy of Notice of Special Meeting.*

99.17(d)(6)    Amendment No. 1 to the Preliminary Proxy Statement.*

99.17(d)(7)    Amended Copy of Letter to Shareholders.

99.17(d)(8)    Amended Copy of Notice of Special Meeting.

99.17(d)(9)    Amendment No. 2 to the Proxy Statement.

99.17(e)       Appraisal Rights of dissenting shareholders under Iowa law (included as Appendix F to the preliminary Proxy Statement, which is filed herewith as Exhibit 99.17(d)(9)).


------------------------

*   Previously filed.